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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)
                            ------------------------
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          ILLINOIS CENTRAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          ILLINOIS CENTRAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   451841100
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              RONALD A. LANE, ESQ.
                          ILLINOIS CENTRAL CORPORATION
                           455 NORTH CITYFRONT PLAZA
                          CHICAGO, ILLINOIS 60611-5504
                                 (312) 755-7500
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                        of the person filing statement)

                            ------------------------
                                    Copy to:

                              John G. Finley, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated February 13, 1998 of Illinois Central Corporation, a Delaware corporation (the "Company") with respect to the tender offer made by Blackhawk Merger Sub, Inc., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Canadian National Railway Company, a Canadian corporation ("Canadian National"), to purchase up to 46,051,761 shares of common stock, par value $.001 per share (the "Shares") of the Company. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Company's Solicitation/Recommendation Statement dated February 13, 1998.

ITEM 2.

     Item 2 is hereby amended and supplemented by adding thereto the following:

     On March 2, 1998, the Company, the members of the Board of Directors of the Company, Canadian National and Purchaser entered into a Memorandum of Understanding (the "Memorandum of Understanding"), which was executed by counsel for the defendants and attorneys from certain law firms representing the plaintiffs who had filed actions in connection with the Transaction. The Memorandum of Understanding sets forth the parties' agreement-in-principle concerning a proposed settlement of those actions and could result in a modification of the Merger Agreement. The Memorandum of Understanding and the modifications to the Merger Agreement are summarized in the amendment to Item 8(c) of this Statement set forth below. A copy of Amendment No. 1 to the Merger Agreement is filed as Exhibit (c)(18) to this amendment and is incorporated herein by reference.

ITEM 4.

     Item 4(b)(1) is hereby amended and supplemented by adding the following as the penultimate sentence of the fourteenth paragraph:

     In light of Canadian National's having informed the Company that it was not prepared to pursue a one-step merger transaction, the Board's willingness to approve a transaction that would result in the stock portion of the transaction being taxable was due, in substantial part, to the combination of its desire to minimize the risk that the value of the shares of Canadian National Common Stock to be issued in the second-step Merger would fluctuate and Canadian National's indication of its unwillingness to provide such value protection if the stock consideration exceeded 30% of the aggregate transaction consideration (a percentage level of stock consideration that is insufficient for structuring a non-taxable transaction).

     Item 4(b)(1) is hereby further amended and supplemented by adding the following to the end of the sixteenth paragraph:

     Prior to the negotiations of February 6-7, 1998, Messrs. Tellier and Sabia had indicated that Canadian National would be willing to pay $38.00 per Share pursuant to a structure consisting of a tender offer for 75% of the outstanding Shares at $38.00 per Share in cash and a second-step Merger for the remaining Shares. The number of shares of Canadian National Common Stock to be issued per Share pursuant to the second-step merger was designed to have a value of $38.00 per Share (so long as the closing price of the Canadian National Common Stock ranged between a collar of 7% above and 14% below the trading price of the Canadian National Common Stock on the day prior to the announcement of the Transaction). While Messrs. Lamphere and Lynch had expressed receptivity to such a structure, they indicated that they were seeking $39.00 per Share on behalf of the Company's stockholders. At the meeting on Friday, February 6, Mr. Tellier explained that the high-end range of the collar that had previously been discussed between representatives of Canadian National and the Company needed to be increased to 15% (rather than 7%) above the Canadian National Common Stock per share closing price that Friday ($56.00 per Share) in order to provide additional protection that the Offer would not fail merely because the Company's stockholders were incentivized to participate in the back-end Merger as a result of the Canadian National Common Stock outstripping the high end of the collar. He also stated, however, that Canadian National was willing to maintain the asymmetrical features of the collar previously discussed by increasing the downside range of the collar protection to 23% (rather than 14%). On Saturday, February 7, Messrs. Lamphere and Lynch responded that the per Share price to be received by the Company's stockholders would need to be increased to $39.50 as a result of Canadian National's desire to increase the top end of the range of the collar. After further negotiations which reflected, among other things, Mr. Tellier's statement that Canadian National was not prepared to pay more than $39.00 per share, the parties tentatively agreed to a price of $39.00 per Share and a structure that

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included an asymmetrical collar that fixes the value of the shares of Canadian
National Common Stock to be issued in the second-step Merger at $39.00 so long as the CN Average Closing Price (as defined in the Merger Agreement) is between $43.00 (23% below the price of Canadian National Common Stock on the last trading day prior to the announcement of the Transaction) (subject to adjustment as set forth in Item 8(c)) and $64.50 (15% above the price of Canadian National Common Stock on the last trading day prior to the announcement of the Transaction). The parties also completed negotiations on alternative transaction structures in the event the Minimum Condition (as defined in the Merger Agreement) to the Offer was not satisfied (as described in more detail in Item 13 of the initial Offer to Purchase dated February 13, 1998), including the obligation of Canadian National to either (i) convert the Offer into a tender offer for all outstanding Shares at $39.00 per Share in cash and modify the consideration to be paid in the second step Merger to $39.00 per share in cash or (ii) terminate the Offer and proceed with a one step Merger, subject to a stockholder vote (with the same form and amount of aggregate consideration as contemplated in the Merger Agreement if the Minimum Condition had been satisfied).

ITEM 8.

     Item 8(a) is hereby amended and supplemented by replacing Item 8(a) with the following:

     (a) Appraisal Rights.

     In accordance with the United States Supreme Court decision in Schwabacher
v. United States, 334 U.S. 182 (1948), stockholders of the Company will not have any appraisal or like rights under state law, even if they were otherwise available under state law, unless the STB or a court of competent jurisdiction determines that state law appraisal rights are available to holders of Shares.

     In addition, if Canadian National purchases 46,051,761 Shares pursuant to the Offer, holders of the Shares will not be entitled to appraisal rights under Delaware Law in connection with the Merger because (i) the Shares are listed on the New York Stock Exchange ("NYSE") and (ii) the holders of Shares will have their Shares converted in the Merger into the right to receive shares of Canadian National Common Stock, which will also be listed on the NYSE, and cash in lieu of fractional shares.

     Item 8(c) is hereby amended and supplemented by replacing Item 8(c) with the following:

     (c) Litigation.

     Following the announcement of the Transaction, the following litigation (as previously disclosed) was filed:

     Jay Spinner, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney and Illinois Central Corp., C.A. No. 16184-NC (Del. Ch. Ct., New Castle County). On February 11, 1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and members of its Board of Directors arising out of the Company's announcement that it had reached an agreement to be acquired by Canadian National. Although the body of the complaint purports to list Canadian National as a defendant, Canadian National is not listed as a defendant in the caption of the complaint. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The Plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that he and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transaction contemplated by the Offer, and (3) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corporation, Blackhawk Merger Sub, Inc. and Canadian National Railway Co.,

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Defendants, C.A. No. 16191-NC (Del. Ch. Ct., New Castle County). On February 13,
1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, Purchaser, and Canadian National, arising out of the Company's announcement that it had reached an agreement to be acquired by Canadian National. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The complaint alleges that Canadian National and Purchaser aided and abetted the Individual Defendants' alleged breaches of fiduciary duties. The plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding the transaction contemplated by the Offer, and (3) requiring the Board of Directors of the Company to place the Company up for auction and/or conduct a market check.

     Carlton Harris, Susan Harris, and A.F. Pearlman on behalf of themselves and all others similarly situated, Plaintiffs v. Illinois Central Corporation, Gilbert Lamphere, E. Hunter Harrison, Samuel F. Pryor, IV, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Alan H. Washkowitz, William B. Johnson, and John V. Tunney, Defendants, C.A. No. 16188-NC (Del. Ch. Ct., New Castle County). On February 13, 1998, three alleged owners of the Common Stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Delaware against the Company and the members of its Board of Directors, arising out of the Company's announcement that it had reached an agreement to be acquired by Canadian National. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The complaint also alleges that certain defendants acted under a conflict of interest and engaged in self-dealing. The plaintiff brings the action on behalf of a reputed class of all shareholders of the Company (except the defendants and any affiliated or related persons or entities, predecessors or successors in interest). The plaintiffs allege that they and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiffs have demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining the transaction contemplated by the Offer, and (3) ordering the defendants to carry out their fiduciary duties to plaintiffs and the reputed class. On February 27, 1998, Carlton Harris and Susan Harris withdrew from this action as plaintiffs.

     Susan Regan, Plaintiff, against George D. Gould, Alexander P. Lynch, F. Jay Taylor, E. Hunter Harrison, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson, Gilbert H. Lamphere, John V. Tunney, Illinois Central Corp. and Blackhawk Merger Sub, Inc., Defendants, Civil Action No. 98CH01972 (Ill. Cir. Ct., Chancery Div., Cook County). On or about February 13, 1998, an alleged owner of the common stock of the Company filed a "Class Action Complaint" in the Court of Chancery of the State of Illinois against the Company and the members of its Board of Directors, and Purchaser, arising out of the Company's announcement that it had reached an agreement to be acquired by Canadian National. Although it is named as a defendant, there are no allegations against Purchaser in the complaint. The complaint alleges, inter alia, that the individual defendants breached fiduciary duties allegedly owed to public shareholders of the Company by, among other things, not adequately evaluating the value of the Company or the terms of the transaction contemplated by the Offer before approving its terms. The plaintiff brings the action on behalf of a reputed class of all common stockholders of the Company (except the defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury allegedly arising from defendants' actions as alleged in the complaint. The plaintiff alleges that she and members of the reputed class will suffer damages if they receive the Offer consideration, which the complaint characterizes as unfair and inadequate. The plaintiff has demanded judgment: (1) declaring, inter alia, that the initiated action is a proper class action, (2) enjoining or rescinding

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the transaction contemplated by the Offer, and (3) requiring the Board of
Directors of the Company to place the Company up for auction and/or conduct a market check.

     On March 2, 1998, the parties to the litigation listed above entered into a Memorandum of Understanding (the "Memorandum of Understanding") which was signed by counsel for the defendants and attorneys from certain law firms representing the plaintiffs in those actions. The Memorandum of Understanding sets forth the parties' agreement-in-principle concerning a proposed settlement of those actions.

     Among other things, the Memorandum of Understanding provides that upon, and only upon, "Final Court Approval" (as that term is defined in the Memorandum of Understanding) of the proposed settlement and other conditions summarized below,
(i) the definition of "CN Average Closing Price" set forth in Section 2.02(c) of the Merger Agreement will be amended to provide that if such average closing price is less than $41.50 then the CN Average Closing Price shall be $41.50 ; and (ii) Canadian National shall agree that, if the Surface Transportation Board shall have issued written notice disapproving the acquisition of control of the Company by Canadian National or advised Canadian National of such a determination or imposed unacceptable conditions on such acquisition of control, and there is a subsequent disposition of the Shares in the Voting Trust, Canadian National shall distribute, or cause to be distributed, to stockholders of the Company who received payment for their Shares pursuant to the Offer and to record holders at the Effective Time of the Merger, their pro rata share of one-third of any net profits realized upon any disposition of Shares by or out of the Voting Trust (after deducting, inter alia, the fees and expenses, including legal and advisory fees and expenses, associated with the acquisition and disposition of such Shares, the cost of carrying the Shares between the acquisition and disposition of such Shares and certain taxes relating to the acquisition, ownership and disposition of such Shares). As defined in the Memorandum of Understanding, "Final Court Approval" of the proposed settlement means that the Delaware Court of Chancery has entered an order approving the settlement and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired. AS INDICATED ABOVE, THESE PROVISIONS WILL BECOME EFFECTIVE ONLY UPON FINAL COURT APPROVAL OF THE PROPOSED SETTLEMENT WHICH MAY NEVER BE OBTAINED.

     The Memorandum of Understanding also provides for, among other things, (i) the dissemination to the record holders of the Company of the supplemental disclosure set forth below, (ii) the certification, for settlement purposes only, of a mandatory non-opt-out class, (iii) the complete discharge and dismissal with prejudice of any claims that were, or could have been, or in the future might have been asserted in the actions, (iv) the release of the defendants and others and (v) the defendants' agreement that they will not oppose an application by plaintiffs' counsel for an award of fees and expenses not to exceed, in the aggregate, $950,000. The Memorandum of Understanding shall be null and void and of no force and effect if plaintiffs' counsel determine that the settlement is not fair and reasonable.

     The parties to the Memorandum of Understanding contemplate submitting filings to the Delaware Court of Chancery seeking certification of a settlement class, final approval of the terms of the settlement upon notice in form approved by that Court, and dismissal with prejudice of the actions. The agreements-in-principle in the Memorandum of Understanding are subject to a number of conditions including, among others, (i) 50.1% of the Shares (on a fully diluted basis) having been acquired by Canadian National and placed in the Voting Trust, (ii) the dismissal of the Illinois action, (iii) drafting and execution of definitive settlement documents and the other agreements necessary to effectuate the terms of the proposed settlement, (iv) completion by plaintiffs of appropriate discovery in the actions, and (v) Final Court Approval. The Memorandum of Understanding is filed as an exhibit to Amendment No. 1 to the Schedule 14D-1 and is incorporated herein by reference, and the foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference thereto.

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     As stated above, pursuant to the Memorandum of Understanding, the Company has agreed to provide the following additional disclosure regarding the analysis undertaken by The Beacon Group Capital Services, LLC ("Beacon") and Lehman Brothers Inc. ("Lehman"):

OPINION OF THE BEACON GROUP CAPITAL SERVICES, LLC

     Beacon acted as financial advisor to the Company in connection with the Offer and the Merger. On February 10, 1998, Beacon rendered its written opinion (the "Beacon Opinion") to the effect that, as of such date and based upon the assumptions made, matters considered and limits of the reviews undertaken by Beacon set forth in the Beacon Opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, considered as a unitary transaction, was fair from a financial point of view to such holders.

     THE FULL TEXT OF THE BEACON OPINION IS ATTACHED HERETO AS ANNEX A. THE BEACON OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF THE COMPANY AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION OF THE COMPANY TO ENGAGE IN THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO HOW SUCH HOLDER SHOULD RESPOND TO THE OFFER OR VOTE ON THE MERGER OR AS TO ANY OTHER MATTER IN CONNECTION WITH THE OFFER AND THE MERGER. THE SUMMARY OF THE BEACON OPINION SET FORTH IN THIS STATEMENT ON SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BEACON OPINION ATTACHED HERETO AS ANNEX A. HOLDERS OF SHARES ARE URGED TO READ THE BEACON OPINION IN ITS ENTIRETY FOR THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY BEACON IN CONNECTION THEREWITH.

     In connection with the Beacon Opinion, Beacon reviewed, among other things:
(i) the Merger Agreement, (ii) Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996, (iii) certain interim reports to stockholders of the Company and Quarterly Reports on Form 10-Q of the Company, (iv) certain other communications from the Company to its stockholders, (v) certain internal financial analyses and forecasts for the Company prepared by the Company's management, (vi) Annual Reports to shareholders and Annual Reports on Form 40-F of Canadian National for the two years ended December 31, 1996, (vii) the Prospectus issued by Canadian National in connection with its initial public offering on November 17, 1995, (viii) certain interim reports to stockholders of Canadian National and Quarterly Reports on Form 6-K of Canadian National, (ix) certain other communications from Canadian National to its stockholders, and (x) certain internal financial analyses and forecasts for Canadian National prepared by Canadian National's management. In addition, Beacon held discussions with members of the senior management of Canadian National and the Company regarding the past and current business operations, financial condition and future prospects of their respective companies. Beacon also considered the views of senior management of the Company and Canadian National regarding the strategic importance of, and potential synergies expected to be realized from, the Merger. In addition, Beacon reviewed the reported price and trading activity for the Shares and shares of Canadian National Stock, compared certain financial and stock market information for the Company and Canadian National with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the railroad industry and performed such other studies and analyses as Beacon considered appropriate.

     In preparing the Beacon Opinion, Beacon assumed and relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by Beacon for purposes of the Beacon Opinion. Beacon did not make an independent evaluation or appraisal of the assets and liabilities of the Company or Canadian National or any of their respective subsidiaries, and Beacon was not furnished with any such evaluation or appraisal. Beacon's advisory services and the Beacon Opinion were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement, and the Beacon Opinion does not constitute a
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recommendation to any stockholder as to how such stockholder should respond to the Offer or vote on the Merger. The Beacon Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date of the Beacon Opinion. In arriving at the Beacon Opinion, Beacon was not authorized to solicit, and did not solicit, interest from any party with respect to a business combination involving the Company. No limitations were imposed by the Company on the scope of Beacon's investigation or the procedures to be followed by Beacon in rendering the Beacon Opinion.

     Set forth below is a brief summary of certain of the material financial analyses presented by Beacon to the Board of Directors of the Company on February 8 and February 10, 1998 in connection with the Beacon Opinion.

     Comparable Public Company Analysis. Beacon reviewed and compared certain financial information and public market multiples for the Company to corresponding financial information and public market multiples for selected publicly traded companies in the railroad industry considered by Beacon to be reasonably comparable to the Company for purposes of this analysis. Such comparable companies consisted of: Canadian National, Burlington Northern Santa Fe Corporation, CSX Corporation, Kansas City Southern Industries, Inc., Norfolk Southern Corporation and Union Pacific Corporation (the "Comparable Companies"). Using publicly available information, Beacon calculated and analyzed, among other things, (i) the Equity Value (as defined below) of the Comparable Companies and the Company as a multiple of certain historical and projected financial criteria (including net income and book value), (ii) the Aggregate Value (as defined below) of the Comparable Companies and the Company as a multiple of the latest twelve months' ("LTM") sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and Tangible Net Capital Employed (as defined below), and (iii) the LTM Operating Ratio (as defined below) of the Comparable Companies and the Company. The "Equity Value" of each company was obtained by multiplying the number of shares of common stock outstanding for each company by the closing price of such company's common shares on the New York Stock Exchange on February 6, 1998, as adjusted to include the impact, if any, of outstanding options. The "Aggregate Value" of each company was obtained by adding the Equity Value of the company to such company's Net Debt (as defined below). The "Net Debt" of each company was obtained by adding such company's debt, preferred stock and minority interest and subtracting cash and cash equivalents. The "Tangible Net Capital Employed" of each company was obtained by adding the tangible book value of the company to such company's Net Debt. The "Operating Ratio" of a company is expressed as the percentage obtained by calculating the ratio that the operating expenses of a company bear to the revenues of such company. The projected net income data for the Company and each Comparable Company was based on information provided by Zacks Investment Research Inc. Beacon focused on EBITDA multiples in its presentation because the difference in depreciation conventions between the Company and the Comparable Companies (the Company has lower depreciation as a percentage of revenues than the Comparable Companies primarily due to acquisition accounting) makes EBITDA the most comparable operating statistic, since the Company's EBIT and net income figures are not burdened with a similar depreciation load. This analysis indicated that, with respect to the Comparable Companies (excluding Union Pacific Corporation and Kansas City Southern Industries, Inc. because a large proportion of Kansas City Southern's results are contributed by its financial services subsidiaries and because of the significant operational problems encountered by Union Pacific during the last twelve months), Aggregate Value as a multiple of LTM EBITDA of the Comparable Companies ranged from 6.6x to 9.1x, with a mean of 7.6x and a median of 7.2x, as compared to an Aggregate Value as a multiple of LTM EBITDA of the Company of 9.2x.

     Comparable Transactions Analysis. Using publicly available information, Beacon reviewed and analyzed selected merger and acquisition transactions involving other companies in the railroad industry (the "Comparable Transactions") and derived certain financial ratios which it compared with like financial ratios for the Offer and the Merger, considered as a unitary transaction. In reviewing and presenting this data Beacon noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors (such as interest rate and equity market fluctuations) and microeconomic factors (such as industry results and growth expectations) and that no transaction reviewed was identical to the Offer and the Merger, considered as a unitary transaction, and that, accordingly, an assessment of the results of the Comparable

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Transactions analysis necessarily involves considerations and judgments concerning differences in financial and operating characteristics of the Company and other factors that would affect the acquisition value of the companies to which it is being compared. The Comparable Transactions consisted of: Conrail Inc./CSX Corporation and Norfolk Southern Corporation, Southern Pacific Rail Corporation/Union Pacific Corporation, Santa Fe Pacific Corporation/Burlington Northern Inc., Chicago and North Western Transportation Company/Union Pacific Corporation and MidSouth Corporation/Kansas City Southern Industries, Inc. For the Comparable Transactions and the Offer and the Merger, considered as a unitary transaction, Beacon, among other things, compared (i) the Transaction Equity Value (as defined below) of the acquired companies and the Company as a multiple of LTM net income and book value and (ii) the Transaction Aggregate Value (as defined below) of the acquired companies and the Company as a multiple of the LTM revenue, EBIT and EBITDA. The "Transaction Equity Value" of each acquired company and the Company was obtained by multiplying the number of shares of common stock outstanding for each company by the aggregate consideration payable per share of common stock in each Comparable Transaction and in the Offer and the Merger, considered as a unitary transaction, as adjusted to include the impact, if any, of outstanding options. The "Transaction Aggregate Value" of each acquired company and the Company was obtained by adding the Transaction Equity Value of each company to such company's Net Debt. Beacon focused on the Transaction Aggregate Value as a multiple of the Company's LTM EBITDA for the reasons set forth above. This analysis indicated that, with respect to the Comparable Transactions, Transaction Aggregate Value as a multiple of LTM EBITDA of the acquired companies ranged from 7.7x to 12.3x (which multiple was for the Conrail transaction), with a mean of 8.7x and a median of 8.5x, as compared to the Transaction Aggregate Value as a multiple of the Company's calendar 1997 EBITDA of 9.8x (based on the assumption that the aggregate consideration per share for the Shares is equal to $39.00). Beacon did not include the multiples paid in the Conrail transaction as a comparable transaction for purposes of calculating the mean and median because of the contested nature of the bidding between CSX and Norfolk Southern with respect to Conrail and the substantial projected synergies with respect to that transaction.

     Discounted Cash Flow Analyses. Beacon performed discounted cash flow analyses of the projected unlevered free cash flows of the Company (defined as cash flow available after working capital, capital spending and tax requirements) for the period 1998 through 2002 using both the terminal multiple and perpetuity methods. Beacon based these analyses on (i) financial forecasts provided to Beacon by the management of the Company (the "Company Management Case Forecasts") and (ii) financial forecasts developed by Beacon from publicly available Company earnings estimates prepared by the investment community (the "Wall Street Case Forecasts"). Applying discount rates ranging from 10.0% to 11.0% and terminal value multiples of estimated EBITDA in 2002 ranging from 7.0x to 8.0x, Beacon calculated the implied equity value per Share to range from $34.15 to $40.57 per Share for the Company Management Case Forecasts and to range from $32.27 to $38.42 per Share for the Wall Street Case Forecasts. Utilizing such forecasts with the perpetuity method and applying discount rates ranging from 10.0% to 11.0% and perpetuity growth rates ranging from 2.5% to 3.5%, Beacon calculated the implied equity value per Share to range from $29.18 to $39.15 per Share for the Company Management Case Forecasts and to range from $27.15 to $36.57 per Share for the Wall Street Case Forecasts.

     Pro Forma Merger Analysis. Beacon analyzed the estimated pro forma effect of the Offer and the Merger, considered as a unitary transaction, on the earnings per share of Canadian National. In this analysis, Beacon assumed (i) that the aggregate consideration payable per Share in the Offer and the Merger, considered as a unitary transaction, would be equal to $39.00, (ii) the consideration payable per Share in the Offer and the Merger, considered as a unitary transaction, will be paid 75% in cash and 25% in shares of Canadian National common stock, and (iii) a per share price for shares of Canadian National common stock equal to $56.00 (the closing market price on February 6, 1998). In addition, the financial forecasts for the combined company resulting from the consummation of the Offer and the Merger which were used by Beacon in its analysis were based upon (i) the Company Management Case Forecasts combined with financial forecasts for Canadian National provided to Beacon by the management of Canadian National and an estimate of synergies prepared by the management of the Company (the "Company-Canadian National Forecasts and Synergies") and (ii) the Wall Street Case Forecasts combined with financial forecasts for Canadian National provided to Beacon by the management of Canadian National and an estimate of synergies prepared by the management of Canadian National (the "Wall Street-Canadian National Forecasts and Synergies").

     Based on its analysis and the assumptions set forth above, Beacon estimated that, on an estimated earnings per share basis, (i) based on the Company-Canadian National Forecasts and Synergies, the Offer and the Merger, considered as a unitary transaction, would have accretive effects on the earnings per share of Canadian National of 7.0% in 1998, 14.1% in 1999, 13.8% in 2000, 15.1% in 2001 and 11.2% in 2002, and (ii) based on the Wall Street-Canadian National Forecasts and Synergies, the Offer and the Merger, considered as a unitary transaction, would have accretive or dilutive effects, as applicable, on the earnings per share of Canadian National of (3.7%) in 1998, 2.4% in 1999, 3.9% in 2000, 7.4% in 2001 and 6.9% in 2002. In addition, based on its analysis and the assumptions set forth above, Beacon estimated that, on an estimated "cash" earnings per share basis (i.e., excluding amortization impact of goodwill and capitalized expenses associated with the Offer and the Merger, considered as a unitary transaction), (i) based on the Company-Canadian National Forecasts and Synergies, the Offer and the Merger, considered as a unitary transaction, would have accretive effects on the earnings per share of Canadian National of 18.5% in 1998, 24.3% in 1999, 22.7% in 2000, 23.1% in 2001 and 18.5%
in 2002, and (ii) based on the Wall Street-Canadian National Forecasts and Synergies, the Offer and the Merger, considered as a unitary transaction, would have accretive effects on the earnings per share of Canadian National of 7.8% in 1998, 12.7% in 1999, 12.8% in 2000, 15.4% in 2001 and 14.2% in 2002. The
financial forecasts that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

     Leveraged Buyout Analysis. Beacon performed a leveraged buyout analysis to determine the potential implied equity value per Share that might be achieved in the acquisition of the Company in a leveraged buyout transaction based upon current market conditions. To conduct this analysis, Beacon utilized the Company Management Case Forecasts and assumed (i) a $1.4 billion senior debt facility,
(ii) $300 million of subordinated debt, (iii) an equity investment with internal rate of return expectations of approximately 20% and (iv) terminal year EBITDA exit multiples ranging from 7.0x to 8.0x. At a representative price per Share equal to $34.00 (which implies a total equity investment of $993 million), this analysis indicated five year equity returns ranging from 18.2% to 22.8%.

     The information above is a brief summary of certain of the material financial analyses presented by Beacon to the Board of Directors of the Company on February 8 and February 10, 1998 in connection with the Beacon Opinion. This summary does not purport to be a complete description of the analyses performed by Beacon in connection with the rendering of the Beacon Opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Beacon believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying the Beacon Opinion. In addition, Beacon considered the results of every portion of its analysis and did not assign relative weights to any portion of its analysis, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Beacon's view of the actual value of the Company, which may be significantly more or less favorable than as set forth herein. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

     In performing its analyses, Beacon made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company or Canadian National. The analysis performed by Beacon is not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analysis. No public company utilized as a comparison is identical to the Company and none of the Comparable Transactions or other business combinations utilized as a comparison is identical to the transactions contemplated by the Merger Agreement. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations resulting from the Comparable Transactions is not mathematical; rather such analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies or the company, or transaction, and other factors that could affect the public trading values of such comparable companies or company to which they are being compared. In connection with its analyses, Beacon utilized estimates and forecasts of future operating results and estimated synergies provided by the respective managements of the Company and Canadian National. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company and Canadian National, none of Beacon, the Company or Canadian National assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. Such analyses were prepared solely as part of Beacon's analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger, considered as unitary transaction, and were provided to the Company's Board of Directors in connection with the delivery of the Beacon Opinion. Beacon's analysis does not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may be traded in the future. In addition, as described elsewhere in this Statement on Schedule 14D-9, the Beacon Opinion was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the Offer, the Merger and the Merger Agreement. Consequently, the analysis described above should not be viewed as determinative of the opinion of either the Board of Directors or management of the Company with respect to the value of the Company or a combination of the Company with Canadian National or whether either the Board of Directors or management of the Company would have been willing to agree to different terms for the Offer and the Merger.

     Pursuant to a letter agreement dated December 31, 1997, the Company paid Beacon a non-refundable retainer of $250,000 and, upon the execution of the Merger Agreement, the Company has agreed to pay Beacon a fee in the amount of $2,000,000. The Company has also agreed to pay Beacon a fee in the amount of $10,000,000 if the Merger or a similar transaction is consummated during (i) the term of Beacon's engagement by the Company or (ii) the twenty four month period commencing on the date, if any, of the termination of Beacon's engagement under such letter agreement. The Company has also agreed to reimburse Beacon for its out-of-pocket expenses, including all reasonable fees and disbursements of counsel, and to indemnify Beacon and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws arising out of their engagement.

     As part of its investment banking business, Beacon is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. Beacon is familiar with the Company, with certain professionals of Beacon having previously been affiliated with an entity which acted as the Company's financial advisor from time to time, including in connection with the Company's acquisition of CCP Holdings, Inc. in 1996. During 1997, approximately $500,000 was paid by the Company to Beacon for financial advisory services rendered. Alexander P. Lynch, a managing director of Beacon, has been a director of the Company since 1989 and is the owner of 125,683 Shares. Mr. Lynch has entered into a binding agreement with Canadian National pursuant to which Mr. Lynch has agreed to convert all options to acquire Shares into options to acquire shares of Canadian National Common Stock.

OPINION OF LEHMAN

     The Board of Directors of the Company engaged Lehman to render an opinion to the Board as to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders in the Offer and Merger, taken together.

     On February 10, 1998, Lehman delivered its oral opinion to the Board (subsequently confirmed in writing as of such date) to the effect that as of such date the consideration to be received by the stockholders of the Company in the Offer and the Merger in the Transaction, taken together, is fair to such stockholders from a financial point of view.

     THE FULL TEXT OF LEHMAN'S WRITTEN OPINION DATED FEBRUARY 10, 1998 IS ATTACHED HERETO AS ANNEX A (THE "LEHMAN OPINION") AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS MAY READ THE LEHMAN OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN

IN RENDERING ITS OPINION. THE SUMMARY OF THE LEHMAN OPINION SET FORTH IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     No limitations were imposed by the Company on the scope of Lehman's investigation or the procedures to be followed by Lehman in rendering its opinion, except that the Company did not authorize Lehman to solicit, and Lehman did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Lehman was not requested to and did not make any recommendation to the Board of Directors of the Company as to the form or amount of the consideration to be received by the Company's stockholders in the Merger, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Company's stockholders in the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Board of Directors of the Company and was rendered to the Board in connection with its consideration of the Transaction. The Lehman Opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares. Lehman was not requested to opine as to, and its opinion does not address, the Company's underlying business decision to proceed with the Transaction.

     In arriving at its opinion, Lehman reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Transaction, (2) such publicly available information concerning the Company and Canadian National that Lehman believed to be relevant to its analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman by the Company, (4) financial and operating information with respect to the business, operations and prospects of Canadian National furnished to Lehman by Canadian National, (5) a trading history of the Company Common Stock from 1995 to the present and a comparison of that trading history with those of other companies that Lehman deemed relevant, (6) a trading history of Canadian National Common Stock from 1995 to the present and a comparison of that trading history with those of other companies that Lehman deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman deemed relevant, (8) a comparison of the historical financial results and present financial condition of Canadian National with those of other companies that Lehman deemed relevant, and (9) a comparison of the financial terms of the Transaction with the financial terms of certain other recent transactions that Lehman deemed relevant. In addition, Lehman has had discussions with the management of the Company and Canadian National concerning their respective businesses, operations, assets, financial conditions and prospects and the cost savings and other strategic benefits expected to result from a combination of the businesses of the Company and Canadian National and have undertaken such other studies, analyses and investigations as Lehman deemed appropriate.

     In arriving at its opinion, Lehman assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the financial projections of the Company, upon advice of the Company, Lehman assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Lehman relied upon such projections in performing its analysis. However, for purposes of its analysis, Lehman also applied a sensitivity analysis to certain assumptions which resulted in certain adjustments to the estimates of the future financial performance of the Company. With respect to the financial projections of Canadian National, upon advice of Canadian National and the Company, Lehman assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Canadian National as to the future financial performance of Canadian National and Lehman relied upon such projections in rendering its opinion. In arriving at its opinion, Lehman did not conduct a physical inspection of the properties and facilities of the Company or Canadian National and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company or Canadian

National. The Lehman Opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

     In connection with the preparation and delivery of its opinion to the Company's Board of Directors, Lehman performed a variety of financial and comparative analyses, including the analyses described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Canadian National. In its analyses, Lehman assumed stable business and economic conditions and a stable competitive environment in the markets in which the Company operates. These assumptions are beyond the control of the Company and Canadian National. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Among the analyses performed, Lehman reviewed the public stock market trading multiples for selected companies that Lehman deemed comparable. The companies in the comparable universe are Burlington Northern Santa Fe Corporation, CSX Corporation, Kansas City Southern Industries, Inc., Norfolk Southern Corporation and Union Pacific Corporation. Using publicly available information, Lehman calculated and analyzed the common equity market value multiples of certain historical and projected financial criteria (such as net income, net income plus depreciation and amortization and pre-tax income plus depreciation and amortization) and enterprise value multiples of certain historical and projected financial criteria (such as revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT")). The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of its preferred stock (market value if publicly traded, liquidation value if not) and the book value of any minority interest minus its cash and cash equivalents. Particularly because of the differences in depreciation and amortization allowances, primarily resulting from acquisition accounting, the most relevant multiples were determined by Lehman to be multiples of EBITDA, pre-tax income plus depreciation and amortization and net income plus depreciation and amortization. Excluding the multiples of Kansas City Southern Industries because a large proportion of its results is contributed by a financial services subsidiary, as of February 6, 1998, the comparables' median multiples of actual or, where necessary, estimated pro forma, latest twelve months ("LTM") EBITDA, pre-tax income plus depreciation and amortization, and net income plus depreciation and amortization were 7.4x, 6.3x and 8.0x, respectively, as compared to corresponding Company multiples at an assumed consideration payable per Share of $39.00 pursuant to the Offer and the Merger, considered as a unitary transaction of 9.7x, 9.1x and 13.1x. Lehman calculated the implied equity values per Share for LTM EBITDA at a range of 6.5x to 8.5x, pre-tax income plus depreciation and amortization at a range of 5.5x to 6.5x, and net income plus depreciation and amortization at a range of 7.0x to 8.5x, which yielded implied equity values per Share of $23.50 to $33.00, $23.50 to $27.75 and $20.75 to $25.25, respectively.

     However, because of the inherent differences between the businesses, operations, financial conditions and prospects of the Company and the businesses, operations, financial conditions and prospects of the companies included in the comparable company group, Lehman believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of the Company and companies in the comparable company group that would affect the public trading values of the Company and such comparable companies.

     Lehman reviewed certain publicly available information on selected transactions which took place from 1992 to 1997 that Lehman deemed comparable. The comparable transactions included, among others, Norfolk Southern and CSX's joint acquisition of Conrail Inc., Union Pacific's acquisition of Chicago and North Western and Burlington Northern's acquisition of Santa Fe Pacific. For each transaction, relevant transaction multiples, as described above, were analyzed. At the announcement date of those transactions, the median acquisition multiples of the LTM EBITDA, pre-tax income plus depreciation and amortization, and net income plus depreciation and amortization were 8.4x, 7.7x and 10.2x, respectively, as compared to corresponding Company multiples at an assumed consideration payable per Share of $39.00 pursuant to the Offer and the Merger, considered as a unitary transaction of 9.7x, 9.1x and 13.1x. Lehman calculated the implied equity values per Share for LTM EBITDA at a range of 8.0x to 10.0x, pre-tax income plus depreciation and amortization at a range of 7.5x to 9.5x, and net income plus depreciation and amortization at a range of 10.5x to 12.5x, which yielded implied equity values per Share of $30.75 to $40.25, $32.00 to $40.50 and $31.25 to $37.00, respectively.

     However, because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations, financial conditions and prospects of the Company and the acquired businesses analyzed, Lehman believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the Merger that would affect the acquisition values of the Company and such acquired companies.

     Additionally, as part of its analysis, Lehman prepared a discounted cash flow model that was based upon financial projections prepared by management of the Company. Lehman used after-tax discount rates of 10% to 12% and a terminal value based on a range of multiples of estimated EBITDA in 2002 of 6.5x to 8.5x. Based on these discount rates and the midpoint of the terminal values, Lehman calculated the implied equity value per Share at approximately $35.00 to $38.75.

     Lehman performed a dividend discount analysis to estimate the present value of dividends and the estimated future value of the Shares. The present value was calculated by adding the present value of the estimated dividend stream for the next five years to the present value of the estimated price per share in 2002. Lehman assumed (i) a constant annual dividend per share of $0.92, (ii) net debt/total net capitalization is held constant at 45% by means of a share repurchase program, (iii) a range of multiples of earnings per share of 14.0x to 16.0x and (iv) equity discount rates based on the midpoint of 14% to 16%. Based on these assumptions, the indicated range of values per Share was approximately $34.00 to $39.00.

     Lehman analyzed the estimated pro forma effect of the Transaction on the earnings per share of Canadian National. For the purposes of this analysis, Lehman assumed (i) a $39.00 per share price for the Shares acquired pursuant to the Offer and the Merger, (ii) a $56.00 per share price for Canadian National (the closing market price per share on February 6, 1998), (iii) a transaction structure with 75% of the consideration paid in cash and 25% paid in Canadian National Stock, (iv) financial forecasts for each company from management of the Company and Canadian National and (v) cost savings and synergies from the Transaction determined by the management of the Company. Lehman estimated that, based on the assumptions described above, the pro forma impact of the Transaction on the earnings per share of Canadian National would be 8.5%, 15.4% and 14.9% accretive in the first three years following the Transaction. The financial forecasts that underlie this analysis are subject to substantial uncertainty and, therefore, actual results may be substantially different.

     Lehman performed a leveraged acquisition analysis in order to ascertain the price which would be attractive to a potential financial buyer based upon current market conditions. Lehman assumed the following in this analysis: (i) a capital structure comprised of $1,200 million in senior debt and $500 million in subordinated debt, (ii) an equity investment that would achieve a rate of return of approximately 24-34%, and (iii) a 7.5x 2002 projected EBITDA exit multiple. Based on these assumptions, the range of implied leveraged acquisition prices per Share was $27.00 to $31.00.

     Lehman is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     As compensation for its services in connection with the Merger, the Company agreed to pay Lehman a fee of $1,750,000 upon delivery of the Lehman Opinion. In addition, the Company has agreed to reimburse Lehman for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Lehman for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion.

     Lehman has performed various investment banking services for the Company in the past and has received customary fees for such services. In the ordinary course of business, Lehman actively trades in the debt and equity securities of the Company and Canadian National for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Alan Washkowitz, a Managing Director of Lehman, is a member of the Board of Directors of Illinois Central.

     Item 8 is hereby further amended and supplemented by adding thereto to a new subsection Item 8(d) as follows:

     (d) STB Advisory Opinion

     On February 25, 1998, the STB issued an informal advisory opinion stating that the use of the Voting Trust would preclude unlawful control of the Company by Canadian National.

ITEM 9.

     Item 9 is hereby amended and supplemented by adding the following Exhibits:

        *+(a)(8) Amendment No. 1 to Offer to Purchase dated March 2, 1998

       ++(c)(18) Amendment No. 1 to Agreement and Plan of Merger, dated as of
                 March 4, 1998

        +(c)(19) Memorandum of Understanding
---------------
*  Included in materials delivered to shareholders of the Company

+ Filed as an Exhibit to Purchaser's Amendment No. 1 to the Tender Offer
  Statement on Schedule 14D-1, dated March 2, 1998 and incorporated herein by reference.

++ Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ILLINOIS CENTRAL CORPORATION
Date: March 6, 1998
                                          By    /s/ RONALD A. LANE, ESQ.
                                            ------------------------------------
                                            Name: Ronald A. Lane, Esq.
                                            Title: Vice President and General
                                             Counsel
                                            \

                                 EXHIBIT INDEX

    EXHIBIT                              DESCRIPTION                           PAGE NO.
    -------                              -----------                           --------
*+(a)(8)         Amendment No. 1 to Offer to Purchase dated March 2, 1998
++(c)(18)        Amendment No. 1 to Agreement and Plan of Merger, dated as of
                 March 4, 1998
+(c)(19)         Memorandum of Understanding

---------------

*   Included in materials delivered to shareholders of the Company.

+  Filed as an Exhibit to Purchaser's Amendment No. 1 to the Tender Offer
    Statement on Schedule 14D-1, dated March 2, 1998 and incorporated herein by reference.

++ Filed herewith.